Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

February 19, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Command Security Corporation

Form 10-K for the Year Ended March 31, 2012

Filed June 28, 2012

File No. 001-33525

Dear Mr. Spirgel:

As discussed with Robert Shapiro on February 15, 2013, Command Security Corporation (the “Company”) has requested an extension of ten additional business days to respond to the comments contained in your letter dated February 13, 2013 (the “Comment Letter”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012 due to the very recent move of the Company’s corporate headquarters from Lagrangeville, New York to Herndon, Virginia. Given this transition, the Company requests the additional time so that it may provide a substantive response to the Comment Letter, which will be submitted by March 14, 2013.

Please do not hesitate to contact me by telephone at (312) 558-6061 or via email at alim@winston.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Arlene K. Lim

Arlene K. Lim

cc:	Craig Coy

N. Paul Brost

Barry Regenstein